Exhibit 99.1

Ballard Receives Follow-On Order For Next Stage in Development of Non Precious Metal Catalyst-Based Fuel Cells for Material Handling

VANCOUVER, Feb. 21, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has received a follow-on purchase order from Nisshinbo Holdings ("Nisshinbo"; www.nisshinbo.co.jp/english/), an Environmental and Energy company, to progress a previously announced Technology Solutions program to the next stage.

As per Ballard's September 12, 2017 press release, Technology Solutions work resulted in the incorporation of Nisshinbo's Non Precious Metal Catalyst (NPMC) into the world's first NPMC-based proton exchange membrane (PEM) fuel cell product, the 30 watt FCgen®-1040 fuel cell stack, which was made available for commercial sale in late-2017.

A subsequent Technology Solutions program was announced in Ballard's September 18, 2017 press release to assess the potential for development of NPMC-based fuel cell stacks for use in commercial material handling applications. Blue chip brands such as Walmart and Amazon have demonstrated the strong value proposition offered by current fuel cell-powered forklift trucks operating in high-throughput distribution centers.

With successful completion of the assessment, the next stage announced today will focus on certain performance and power density enhancements to support development of low cost NPMC-based fuel cell stacks for material handling applications.

"Our goal for this multi-year Technology Solutions program is to expand the serviceable addressable market for fuel cell-powered forklifts and accelerate market adoption through the commercialization of leading air-cooled and liquid-cooled fuel cell stacks that deliver against market requirements at the lowest possible cost," said Dr. Kevin Colbow, Ballard's Vice President – Technology and Product Development. "NPMC-based stacks represent a step-change in PEM fuel cell technology by dramatically reducing the amount of platinum that is needed. And, since platinum currently contributes 10-to-15% of the cost of a fuel cell stack, NPMC technology offers the potential for meaningful cost savings."

Nisshinbo is an "Environmental and Energy Company" Group providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes and textiles. Nisshinbo has been a long-time leading global supplier of carbon plates used in the construction of PEM fuel cells for various market applications. Nisshinbo has been a strategic supplier of compression molded bipolar flow field carbon plates to Ballard for over 20 years. In November 2015, Nisshinbo also became a strategic equity investor in Ballard.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 21-FEB-18